Exhibit 99.1

TransAlta Announces TSX Acceptance of Previously Announced Normal Course Issuer Bid

CALGARY, March 9, 2018 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today announced that the Toronto Stock Exchange ("TSX") has accepted the notice filed by the Company to implement a normal course issuer bid ("NCIB") for a portion of its common shares ("Common Shares").

Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 Common Shares, representing approximately 4.86% of issued and outstanding Common Shares as at March 2, 2018. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the Common Shares are traded, based on the prevailing market price. Any Common Shares purchased under the NCIB will be cancelled.

Transactions under the NCIB will depend on future market conditions. TransAlta retains discretion whether to make purchases under the NCIB, and to determine the timing, amount and acceptable price of any such purchases, subject at all times to applicable TSX and other regulatory requirements. TransAlta may also enter into an automatic securities purchase plan in connection with its NCIB that contains parameters regarding how its Common Shares may be repurchased during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods.

The period during which TransAlta is authorized to make purchases under the NCIB commences on March 14, 2018 and ends on March 13, 2019 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company's election.

Under TSX rules, not more than 102,039 Common Shares (being 25% of the average daily trading volume on the TSX of 408,156 Common Shares for the six months ended February 28, 2018) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

The NCIB provides the Company with a capital allocation alternative with a view to long-term shareholder value. TransAlta's Board of Directors and Management believe that, from time to time, the market price of TransAlta's Common Shares does not reflect the underlying value and purchases of Common Shares for cancellation under the NCIB may provide an opportunity to enhance shareholder value.

As of March 2, 2018, there are 287,903,467 Common Shares outstanding, of which 287,297,124 Common Shares are considered to be in the public float as they are not held by directors, officers or principal shareholders of the Company.  Accordingly, the maximum number of Common Shares that may be repurchased under the NCIB represents approximately 4.86% of the number of Common Shares currently outstanding, and approximately 4.87% of the public float.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: TransAlta's intentions with respect to the NCIB and purchases thereunder, the entering into of an automatic securities purchase plan; and the effects of repurchases of Common Shares, including any enhancement to shareholder value. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments; any significant changes to Common Share price or trading volume; continued availability of capital and financing; changes to general economic, market or business conditions; business opportunities that become available to, or are pursued by TransAlta; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/09/c8772.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:30e 09-MAR-18